Exhibit 21.1

Subsidiaries of Independent Bank Corp.
Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned by Independent Bank Corp.
Rockland Trust Company	Massachusetts	100%
Independent Capital Trust V	Delaware	100%
Central Bancorp Capital Trust I	Delaware	100%
Central Bancorp Statutory Trust II	Connecticut	100%
East Main Street Trust I	Delaware	100%
Blue Hills Funding Corporation	Massachusetts	100%